UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Höegh LNG Partners LP (the “Partnership”) announced on December 1, 2016, that the Partnership and its operating company entered into a Contribution, Purchase and Sale Agreement with Höegh LNG Holdings Ltd. and its subsidiary (the “Purchase Agreement”), pursuant to which the Partnership intends to acquire a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the sole owner of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S., the entities that own and operate the Höegh Grace, and contribute the acquired ownership interest to its operating company. A copy of the Purchase Agreement is attached hereto as Exhibit 4.1.

Separate audited combined carve-out financial statements as of and for the year ended December 31, 2015 of Höegh LNG Colombia Holding Ltd. have been included in this report and attached hereto as Exhibit 99.1.

Separate unaudited condensed combined carve-out financial statements as of and for the nine months ended September 30, 2016 and 2015 of Höegh LNG Colombia Holding Ltd. have been included in this report and attached hereto as Exhibit 99.2.

The unaudited pro forma condensed consolidated and combined carve-out balance sheet of Höegh LNG Partners LP as of September 30, 2016 and the unaudited pro forma condensed consolidated and combined carve-out statements of income for the nine months ended September 30, 2016 and the year ended December 30, 2015, giving effect to the acquisition of Höegh LNG Colombia Holding Ltd. as if it had happened on January 1, 2015, have been included in this report and attached hereto as Exhibit 99.3.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
4.1	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC, Höegh LNG Holdings Ltd. and Höegh LNG Ltd.
99.1	Höegh LNG Colombia Holding Ltd. Combined Carve-out Financial Statements as of and for the year ended December 31, 2015
99.2	Höegh LNG Colombia Holding Ltd. Unaudited Condensed Combined Carve-out Financial Statements as of and for the nine months ended September 31, 2016 and 2015
99.3	Höegh LNG Partners LP Unaudited Pro Forma Condensed Consolidated and Combined Carve-out Financial Statements

 This report on Form 6-K is hereby incorporated into the Registration Statement on Form F-3 (333-213781) of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: December 1, 2016

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer